
December 1, 2010

Mr. Thaddeus J. Shalek
Chief Financial Officer
Smart Online, Inc.
4505 Emperor Blvd., Suite 320
Durham, NC 27703

> **Re:** **Smart Online, Inc.**
> **Item 4.02 Form 8-K**
> **Filed April 16, 2010**
> **File No. 001-32634**

Dear Mr. Shalek:

We have completed our review of your Item 4.02 Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Ryan Rohn
Staff Accountant